Exhibit 99.2

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	March 31	December 31	March 31	March 31
	2013	2013	2014	2014
	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	1,004,954	1,249,481	1,078,644	173,516
Restricted cash	161,649	163,948	239,361	38,505
Derivative contracts	4,020	26,632	—	—
Accounts receivable - net	1,131,593	744,739	824,512	132,635
Notes receivable	550	10,780	10,490	1,687
Inventories - net	776,865	752,291	779,604	125,411
Advance to suppliers - net	178,684	182,129	167,870	27,004
Other current assets - net	268,670	301,561	258,363	41,562
Deferred tax assets - net	139,179	—	—	—
Amount due from related parties - net	418,798	530,732	589,477	94,827

Total current assets	4,084,962	3,962,293	3,948,321	635,147

Non-current assets
Fixed assets – net	4,728,164	4,482,656	4,387,922	705,862
Intangible assets – net	333,274	272,444	270,946	43,586
Deferred tax assets - net	125,742	2,946	2,946	474
Long-term deferred expenses	21,743	9,594	6,557	1,055
Long-term prepayments	172,150	132,011	118,124	19,002

Total non-current assets	5,381,073	4,899,651	4,786,495	769,979

TOTAL ASSETS	9,466,035	8,861,944	8,734,816	1,405,126

LIABILITIES
Current liabilities
Derivative contracts	7,845	6,513	17,489	2,813
Short-term bank borrowings	1,279,312	1,105,575	1,283,269	206,433
Long-term bank borrowings, current portion	497,605	234,121	236,241	38,003
Convertible bonds	—	—	509,249	81,920
Accounts payable	942,143	695,530	624,270	100,423
Notes payable	294,642	494,462	363,740	58,513
Accrued expenses and other liabilities	355,737	388,747	341,269	54,898
Customer deposits	26,995	47,763	34,637	5,572
Unrecognized tax benefit	143,473	143,473	143,473	23,080
Amount due to related parties	191,473	255,033	254,629	40,961

Total current liabilities	3,739,225	3,371,217	3,808,266	612,616

Non-current liabilities
Long-term bank borrowings	2,112,483	2,446,076	2,369,789	381,216
Long-term notes	627,821	609,690	615,210	98,966
Convertible bonds	390,594	470,357	—	—
Long term payable	50,000	50,000	50,000	8,043
Deferred tax liabilities	24,651	24,209	24,062	3,871

Total non-current liabilities	3,205,549	3,600,332	3,059,061	492,096

TOTAL LIABILITIES	6,944,774	6,971,549	6,867,327	1,104,712

Redeemable ordinary shares	24	24	24	4

EQUITY
Shareholders’ equity
Ordinary shares	316	321	337	54
Additional paid-in capital	4,004,639	4,022,147	4,126,818	663,860
Statutory reserves	174,456	174,456	174,456	28,064
Accumulated deficits	(1,656,346)	(2,304,523)	(2,437,931)	(392,177)
Accumulated other comprehensive income (loss)	(1,828)	(2,030)	3,785	609

Total shareholders’ equity	2,521,237	1,890,371	1,867,465	300,410

TOTAL EQUITY	2,521,261	1,890,395	1,867,489	300,414

TOTAL LIABILITIES, REDEEMABLE ORDINARY
SHARES AND SHAREHOLDERS’ EQUITY	9,466,035	8,861,944	8,734,816	1,405,126

	0.00	0.00	0.00	0.00

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended
	March 31	December 31	March 31	March 31
	2013	2013	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	US$’000

Net revenues	1,112,898	1,294,915	1,138,426	183,132

Cost of revenues	(1,083,999)	(1,111,928)	(980,340)	(157,702)

Gross profit	28,899	182,987	158,086	25,430

Operating expenses
Selling expenses	(82,122)	(74,101)	(52,772)	(8,489)
General and administrative expenses	(55,070)	(108,420)	(62,600)	(10,070)
Research and development expenses	(19,927)	(24,159)	(20,822)	(3,350)

Total operating expenses	(157,119)	(206,680)	(136,194)	(21,909)

Operating loss	(128,220)	(23,693)	21,892	3,521

Interest expenses	(75,755)	(85,413)	(88,966)	(14,311)
Interest income	2,337	8,128	6,511	1,047
Exchange gain	(28,800)	8,664	(44,718)	(7,194)
Changes in fair value of derivative contracts	5,021	35,036	(27,978)	(4,501)
Changes in fair value of conversion feature of convertible bonds	2,113	32,557	(311)	(50)
Other income	1,517	3,530	2,540	409
Other expenses	(3,587)	(649)	(2,906)	(467)

Net loss before income tax	(225,374)	(21,840)	(133,936)	(21,546)

Income tax benefit (expenses)	(539)	10	528	85

Net loss	(225,913)	(21,830)	(133,408)	(21,461)

Net loss attributable to shareholders	(225,913)	(21,830)	(133,408)	(21,461)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(609)	(590)	5,815	935

Comprehensive loss attributable to ordinary shareholders	(226,522)	(22,420)	(127,593)	(20,526)

Net loss per share
Basic	(0.53)	(0.05)	(0.29)	(0.05)
Diluted	(0.53)	(0.05)	(0.29)	(0.05)

Shares used in computation
Basic	422,857,465	425,359,422	454,560,163	454,560,163
Diluted	422,857,465	425,359,422	454,560,163	454,560,163

Net loss per ADS
Basic	(2.67)	(0.26)	(1.47)	(0.24)
Diluted	(2.67)	(0.26)	(1.47)	(0.24)

ADSs used in computation
Basic	84,571,493	85,071,884	90,912,033	90,912,033
Diluted	84,571,493	85,071,884	90,912,033	90,912,033

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the three months ended
	March 31, 2013	December 31, 2013	March 31	March 31
	(Unaudited)	(Unaudited)	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000
Cash flow from operating activities
Net loss	(225,913)	(21,830)	(133,408)	(21,461)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealised loss (gain) from derivative contracts	(13,486)	(23,116)	37,608	6,050
Amortization of convertible bonds discount	24,117	25,279	38,581	6,206
Changes in fair value of conversion feature of convertible bonds	(2,113)	(32,557)	311	50
Loss from disposal of fixed assets	1,161	616	127	20
Depreciation and amortization	106,477	110,737	110,024	17,699
Amortization of long-term deferred expenses	4,656	3,956	3,210	516
Provision for doubtful debt of advance to suppliers	—	15,565	—	—
Provision for doubtful debt of accounts receivable	—	28,562	—	—
Write down of inventories	35,171	10,250	8,858	1,425
Stock compensation expense	440	371	320	51
Warranty provision / utilization	10,023	9,599	(16,428)	(2,643)
Warranty reversal	(1,277)	(3,270)	(6,177)	(994)
Deferred tax benefit (expense)	(7,467)	(147)	(147)	(24)
Foreign currency exchange gains (losses)	—	—	5,520	888
Changes in operating assets and liabilities
Restricted cash	2,758	235,644	(34,190)	(5,500)
Inventories	26,691	30,559	(36,171)	(5,819)
Accounts and notes receivable	(173,102)	238,421	(73,669)	(11,851)
Advance to suppliers and long-term prepayments	69	(10,709)	28,146	4,528
Other current assets	90,543	(61,920)	46,546	7,488
Amount due from related parties	1,812	(90,367)	(58,744)	(9,448)
Accounts and notes payable	15,824	(177,625)	(182,531)	(29,363)
Accrued expenses and other liabilities	(52,764)	3,327	(24,873)	(4,001)
Customer deposits	(9,319)	(30,880)	(13,126)	(2,112)
Amount due to related parties	111,274	(1,520)	9,712	1,562

Net cash provided by (used in) operating activities	(54,425)	258,945	(290,501)	(46,733)

Cash flows from investing activities
Acquisition of fixed assets	(201,281)	(99,274)	(31,570)	(5,079)
Disposal of fixed assets	—	66	388	62
Change of restricted cash	(2,202)	5,553	4,504	725

Net cash used in investing activities	(203,483)	(93,655)	(26,678)	(4,292)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	15,293	104,367	16,789
Payment for repurchase of convertible bonds	—	—	—	—
Change of restricted cash	(11,743)	12,579	(45,727)	(7,356)
Proceeds from short-term borrowings	826,398	387,872	913,419	146,938
Proceeds from the issuance of long-term notes	627,821	—	—	—
Payment of short term borrowings	(709,458)	(321,339)	(748,029)	(120,331)
Payment for long term borrowings	(142,222)	(49,515)	(74,167)	(11,931)
Arrangement fee and other related costs for long-term bank borrowings	(782)	(4,534)	—	—
Arrangement fee and other related costs for long-term notes	(1,856)	—	—	—
Arrangement fee and other related costs for short-term bank borrowings	(1,772)	(5,925)	(3,521)	(566)
Net cash provided by (used in) financing activities	586,386	34,431	146,342	23,543

Net increase (decrease) in cash and cash equivalents	328,478	199,721	(170,837)	(27,482)

Cash and cash equivalents at the beginning of period	676,476	1,049,760	1,249,481	200,998

Cash and cash equivalents at the end of period	1,004,954	1,249,481	1,078,644	173,516

Supplemental disclosure of cash flow information:
Interest paid	46,594	33,643	42,749	6,877
Income tax paid (refunded)	362	(2,681)	(932)	(150)
Realized gain (loss) from derivative contracts	(8,465)	11,920	9,630	1,549
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(147,125)	(67,191)	(17,263)	(2,777)

	For the three months ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	(RMB million)	(RMB million)	(RMB million)	(US$ million)
Non-GAAP net loss	(202.9)	(25.4)	(98.8)	(15.9)
Fair value changes of the conversion features of the Convertible bonds	2.1	32.6	(0.3)	(0.1)
Accretion of interest of the Convertible bonds	(25.1)	(29.0)	(34.3)	(5.5)

GAAP net loss	(225.9)	(21.8)	(133.4)	(21.5)

	For the three months ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	(RMB)	(RMB)	(RMB)	(US$)
Non GAAP net loss per ADS - Basic	(2.40)	(0.30)	(1.09)	(0.17)
Fair value changes of the conversion features of the Convertible bonds	0.03	0.38	—	—
Accretion of interest of the Convertible bonds	(0.30)	(0.34)	(0.38)	(0.07)

GAAP net loss contributed to shareholders per ADS - Basic	(2.67)	(0.26)	(1.47)	(0.24)

ADS (Basic)	84,571,493	85,071,884	90,912,033	90,912,033

	For three months ended			Annualized for the three months ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2013	December 31, 2013	March 31, 2014
Non-GAAP Return on Equity	-9.06%	-1.58%	-6.16%	-36.24%	-6.32%	-24.64%
Fair value changes of the conversion features of the Convertible bonds	1.43%	1.96%	0.89%	5.72%	7.84%	3.56%
Accretion of interest of the Convertible bonds	-0.95%	-1.53%	-1.83%	-3.80%	-6.12%	-7.32%

GAAP Return on equity	-8.58%	-1.15%	-7.10%	-34.32%	-4.60%	-28.40%